www.resverlogix.com

RESVERLOGIX

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.3405
info@resverlogix.com

October 16, 2007

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between October 1, 2007 through October 15, 2007 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

John C. Hunter
FOR: Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

Dw10/19

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix Presents Key Apo-A1/HDL Scientific Data at DALM

TSX Exchange Symbol: RVX

CALGARY, Oct. 4 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today that the Company is making an oral presentation of key scientific data of its lead clinical candidate, RVX-208, at the 16th International Symposium for Drugs Affecting Lipid Metabolism (DALM). The presentation titled, "A novel drug RVX-208 raises plasma apolipoprotein A-1 and HDL cholesterol", will be presented by Dr. Norman Wong on October 4, 2007 at the Hilton Hotel in New York City.

"DALM is a premier international conference renowned for its content of state of the art therapeutics for the prevention of atherosclerosis and other cardiovascular diseases. We are pleased that Resverlogix will present its data detailing RVX-208, a small molecule drug which enhances the production of ApoA-1 and HDL," stated Dr. Jan Johansson, Senior Vice President of Clinical Affairs of Resverlogix. Dr. Johansson added, "The scientific community recognizes the importance of a small molecule in the form of an oral tablet that significantly increases ApoA-I production, thereby enhancing the function of HDL. These beneficial effects of RVX-208 will potentially reduce the risk of atherosclerosis and cardiovascular disease."

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-1. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

Note to editors: Ken Lebioda, Senior Vice-President, will be attending the conference and can meet in person with interested media.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com, Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 09:30e 04-OCT-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Medical Editors:
Resverlogix is Presenting at IAS HDL Workshop

Novel ApoA-I/HDL raising drug, RVX-208, to be featured in oral presentation

TSX Exchange Symbol: RVX

CALGARY, Oct. 11 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce that tomorrow it is making an oral presentation highlighting key scientific data of its lead clinical molecule, RVX-208, at the International Atherosclerosis Society (IAS) Workshop on HDL. The presentation titled "A novel drug that raises apolipoprotein A-I and HDL in vitro and in vivo" will be presented by Dr. Norman Wong, Resverlogix Co-Founder and Chairman of the Scientific Advisory Board on October 12th at the Petros M. Nomikos Conference Center in Santorini, Greece.

"This meeting of the IAS attracts internationally elite scientists in cardiovascular medicine. This venue is ideal for announcing the favorable and novel features of RVX-208, scheduled for clinical trials later this year," stated Dr. Jan Johansson, MD, Ph.D., Senior Vice President, Clinical Affairs of Resverlogix. Dr. Johansson added, "RVX-208 is a small molecule for oral administration that has shown to have unprecedented effects in raising ApoA-I and functional HDL. There is an ever-increasing body of evidence from predictive animal models that indicates RVX-208's potential for preventing and regressing atherosclerosis. We are very happy to participate in this important conference."

Mr. Donald McCaffrey, President and CEO of Resverlogix said, "These highly regarded researchers who will be participating at the event clearly understand that there is a large unmet medical need in cardiovascular disease (CVD). There is a lot of excitement among these key opinion leaders that Resverlogix's novel small molecule drug could address many of the shortcomings of current CVD drugs."

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Sarah(at)resverlogix.com; Website: www.resverlogix.com/
(RVX.)

END